                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D



                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)

                                Lidak Pharmaceuticals
                                ---------------------
                                   (Name of Issuer)



                    Class A Common Stock and Class B Common Stock
                   -----------------------------------------------
                            (Title of Class of Securities)

                                      531707107
                        -------------------------------------
                        (CUSIP Number of Class of Securities)


                               Michael D. Donahue, Esq.
                                 Asher M. Leids, Esq.
                            Donahue, Mesereau & Leids LLP
                               1900 Avenue of the Stars
                                      Suite 2700
                            Los Angeles, California  90067
                                    (310) 277-1441
                              --------------------------
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)


                                     March 25, 1998
                             ---------------------------
                            (Date of Event which Requires
                              Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of
Rule  13d-1(b)(3) or (4), check the following                              / /

Check the following box if a fee is being paid with this Statement:        / /

------------------------------------------------------------------------------

CUSIP No. 531707107
------------------------------------------------------------------------------
 (1)  NAME OF REPORTING PERSON:  HealthMed, Inc.
      S.S. OR I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSON: 91-1878972
------------------------------------------------------------------------------

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)/X/
                                                                        (b)/ /
------------------------------------------------------------------------------
 (3)  SEC USE ONLY
------------------------------------------------------------------------------
 (4)  SOURCE OF FUNDS*
          00 HealthMed, Inc. Is obligated to pay an aggregate of $1,791,238.98 in promissory notes for the shares purchased from Dr. Katz and Medical Biology Institute
------------------------------------------------------------------------------
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              / /
------------------------------------------------------------------------------
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                               Nevada
------------------------------------------------------------------------------
                         : (7)     SOLE VOTING POWER
                         :         2,200,424
                         :
 NUMBER OF               -----------------------------------------------------
 SHARES                  : (8)     SHARED VOTING POWER
 BENEFICIALLY            :           -0-
 OWNED BY                :
 EACH                    -----------------------------------------------------
 REPORTING               : (9)     SOLE DISPOSITIVE POWER
 PERSON WITH             :         1,165,821
                         :
                         -----------------------------------------------------
                         :(10)     SHARED DISPOSITIVE POWER
                         :           -0-
------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
                                      2,200,424
------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11                          /X/
      EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                         5.4%
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
                                          CO
------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------------
CUSIP No. 531707107
------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON:     Mitchell J. Stein
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:
------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  /X/
                                                                      (b)  / /
------------------------------------------------------------------------------
 (3)  SEC USE ONLY
------------------------------------------------------------------------------

 (4)  SOURCE OF FUNDS*
          00 HealthMed, Inc. Is obligated to pay an aggregate of $1,791,238.98 in promissory notes for the shares purchased from Dr. Katz and Medical Biology Institute
------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States of America
------------------------------------------------------------------------------
                         : (7)     SOLE VOTING POWER
                         :              -0-
 NUMBER OF SHARES        :
                         -----------------------------------------------------
                         : (8)     SHARED VOTING POWER
 BENEFICIALLY            :              -0-
 OWNED BY                :
 EACH                    -----------------------------------------------------
 REPORTING               : (9)     SOLE DISPOSITIVE POWER
 PERSON WITH             :              -0-
                         :
                         -----------------------------------------------------
                         :(10)     SHARED DISPOSITIVE POWER
                         :              -0-
------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
                                      2,200,424
------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES*                                             /X/
------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                         5.4%
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
                                          IN
------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------------
CUSIP No. 531707107
------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON:     National Trust Properties, Inc
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:
------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  /X/
                                                                      (b)  / /
------------------------------------------------------------------------------
 (3)  SEC USE ONLY
------------------------------------------------------------------------------

 (4)  SOURCE OF FUNDS*

          Not Applicable

------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States of America
------------------------------------------------------------------------------
                         : (7)     SOLE VOTING POWER
                         :              -0-
 NUMBER OF SHARES        :
                         -----------------------------------------------------
                         : (8)     SHARED VOTING POWER
 BENEFICIALLY            :              -0-
 OWNED BY                :
 EACH                    -----------------------------------------------------
 REPORTING               : (9)     SOLE DISPOSITIVE POWER
 PERSON WITH             :              -0-
                         :
                         -----------------------------------------------------
                         :(10)     SHARED DISPOSITIVE POWER
                         :              -0-
------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
                                      2,200,424
------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES*                                             /X/
------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                         5.4%
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
                                          CO
------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------------
CUSIP No. 531707107
------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON:     The Trammel Trust
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:
------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  /X/
                                                                      (b)  / /
------------------------------------------------------------------------------
 (3)  SEC USE ONLY
------------------------------------------------------------------------------

 (4)  SOURCE OF FUNDS*

          Not Applicable

------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States of America
------------------------------------------------------------------------------
                         : (7)     SOLE VOTING POWER
                         :              -0-
 NUMBER OF SHARES        :
                         -----------------------------------------------------
                         : (8)     SHARED VOTING POWER
 BENEFICIALLY            :              -0-
 OWNED BY                :
 EACH                    -----------------------------------------------------
 REPORTING               : (9)     SOLE DISPOSITIVE POWER
 PERSON WITH             :              -0-
                         :
                         -----------------------------------------------------
                         :(10)     SHARED DISPOSITIVE POWER
                         :              -0-
------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
                                      2,200,424
------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES*                                             /X/
------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                         5.4%
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
                                          OO
------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------------
CUSIP No. 531707107
------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON:     Edward L. Hennessy, Jr.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:
------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  /X/
                                                                      (b)  / /
------------------------------------------------------------------------------
 (3)  SEC USE ONLY
------------------------------------------------------------------------------

 (4)  SOURCE OF FUNDS*

          PF

------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States of America
------------------------------------------------------------------------------
                         : (7)     SOLE VOTING POWER
                         :              50,000
 NUMBER OF SHARES        :
                         -----------------------------------------------------
                         : (8)     SHARED VOTING POWER
 BENEFICIALLY            :              -0-
 OWNED BY                :
 EACH                    -----------------------------------------------------
 REPORTING               : (9)     SOLE DISPOSITIVE POWER
 PERSON WITH             :              50,000
                         :
                         -----------------------------------------------------
                         :(10)     SHARED DISPOSITIVE POWER
                         :              -0-
------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
                                      50,000
------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES*                                             /X/
------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                         0.1%
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
                                          IN
------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------------

CUSIP No. 531707107
------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON:     Wallace O. Raubenheimer
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:
------------------------------------------------------------------------------

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  /X/
                                                                      (b)  / /
------------------------------------------------------------------------------
 (3)  SEC USE ONLY
------------------------------------------------------------------------------
 (4)  SOURCE OF FUNDS*   PF
------------------------------------------------------------------------------
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              / /

------------------------------------------------------------------------------
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                               United States of America
------------------------------------------------------------------------------
                         : (7)     SOLE VOTING POWER
                         :         144,134
 NUMBER OF               :
 SHARES                  -----------------------------------------------------
 BENEFICIALLY            : (8)     SHARED VOTING POWER
 OWNED BY                :           -0-
 EACH                    :
 REPORTING               -----------------------------------------------------
 PERSON WITH             : (9)     SOLE DISPOSITIVE POWER
                         :         144,134
                         :
                         -----------------------------------------------------
                         :(10)     SHARED DISPOSITIVE POWER
                         :           -0-
------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
                                       618,702
------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES*                                             /X/
------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                         1.6%
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
                                          IN
------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------------

CUSIP No. 531707107
------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON:     George P. Rutland
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:
------------------------------------------------------------------------------

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  /X/
                                                                      (b)  / /
------------------------------------------------------------------------------
 (3)  SEC USE ONLY
------------------------------------------------------------------------------
 (4)  SOURCE OF FUNDS*   PF
------------------------------------------------------------------------------
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              / /

------------------------------------------------------------------------------
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States of America
------------------------------------------------------------------------------
                         : (7)     SOLE VOTING POWER
                         :         88,000
 NUMBER OF               :
 SHARES                  -----------------------------------------------------
 BENEFICIALLY            : (8)     SHARED VOTING POWER
 OWNED BY                :          12,000
 EACH                    :
 REPORTING               -----------------------------------------------------
 PERSON WITH             : (9)     SOLE DISPOSITIVE POWER
                         :         88,000
                         :
                         -----------------------------------------------------
                         :(10)     SHARED DISPOSITIVE POWER
                         :         12,000
------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
                                       100,000
------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES*                                             /X/
------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                         0.2%
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
                                          IN
------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 2 amends and supplements the statement on
Schedule 13D, dated January 12, 1998, and Amendment No. 1 of Schedule 13D, dated March 6, 1998 relating to the Class A Common Stock, no par value (the "Class A Common Stock") and the Class B Common Stock, no par value (the "Class B Common Stock") (the Class A Common Stock and the Class B Common Stock may hereinafter be referred to collectively as, the "Shares"), issued by Lidak Pharmaceuticals, a California corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

          The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such exhibits.

ITEM 1.  SECURITY AND ISSUER

      This statement on Schedule 13D (the "Schedule 13D") relates to the Shares of the Company. The principal executive offices of the Company are located at 11077 N. Torrey Pines Road, La Jolla, California 92037.

ITEM 2.  IDENTITY AND BACKGROUND

          (a) This Schedule 13D is being filed by HealthMed, Inc., a Nevada Corporation, National Trust Properties, Inc., an Arizona corporation ("National"), The Trammel Trust, a trust formed under the laws of the state of California (the "Trust") and the following natural persons: Mitchell J. Stein, Edward L. Hennessy, Jr., Wallace O. Raubenheimer and George P. Rutland (collectively, the "Reporting Persons"). The name, address, citizenship and present principal occupation or employment of each executive officer, director and each person controlling Healthmed, Inc. and National are set forth in Annex I hereto, which Annex I is hereby incorporated herein by this reference.

          (b) HealthMed, Inc.'s principal business and principal office address is 8306 Wilshire Boulevard, Suite 7056, Beverly Hills, California 90211. National's principal business address is c/o HealthMed, Inc., 8306 Wilshire Boulevard, Suite 7056, Beverly Hills, California 90211. The Trust's principal business address is 233 Wilshire Blvd, Suite 960, Santa Monica, California 90401. Mr. Stein's address is 8306 Wilshire Boulevard, Suite 7056, Beverly Hills, California 90211. Mr. Hennessy's address is 500 Island Drive, Palm Beach, Florida 33480. Mr. Raubenheimer's address is c/o Folsom's Air Service, Burnt Jacket Road, Greenville, Maine 04441. Mr. Rutland's address is 2625 Acuna Court, Carlsbad, California 92009.

          (c) The present principal business of HealthMed, Inc. is providing consulting services to healthcare companies. The present principal business of National is serving as a holding Company. The Trust is an irrevocable trust created under the laws of California on January 16, 1998. The Trust was formed with the stock of National. The present principal occupation of Mr. Stein is President and Chief Executive Officer of HealthMed, Inc. The present principal occupation of Mr. Hennessy is investments. The present principal occupation of Mr. Raubenheimer is investments. The present principal occupation of Mr. Rutland is serving as Chairman of the Board of Directors and Chief Executive Officer of Taipan Corporation and serving as a member of the Board of Directors of Hemet Federal Bank.

          (d) During the past five years none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the executive officers, directors, trustees or controlling persons of HealthMed, Inc. has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the executive officers, directors, trustees or control persons of HealthMed, Inc. has, during the last five years, been a party to a civil proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Pursuant to the terms of a Stock Purchase Agreement dated January 12, 1998 by and between David H. Katz, M.D. ("Dr. Katz") and HealthMed, Inc. (the "Katz Stock Purchase Agreement"), Dr. Katz sold 308,100 shares of Class A Common Stock and 70,200 shares of Class B Common Stock, no par value of the Company (the "Class B Common Stock")to HealthMed, Inc. for a total purchase price of $1,528,234.98 (the "Katz Promissory Note"). The purchase price was paid by the HealthMed, Inc. in the form of a promissory note in the principal amount of $1,528,234.98. Said promissory note matures on January 12, 2000.

      Pursuant to the terms of a Stock Purchase Agreement dated January 12, 1998 by and between Medical Biology Institute, a California nonprofit public benefit corporation ("MBI") and HealthMed, Inc. (the "MBI Stock Purchase Agreement"), MBI sold 65,100 shares of Class A Common Stock to HealthMed, Inc. for a total purchase price of $263,004. The purchase price was paid by HealthMed, Inc. in the form of a promissory note in the principal amount of $263,004 (the "MBI Promissory Note"). Said promissory note matures on January 12, 2000.

ITEM 4.  PURPOSE OF TRANSACTION

      The Reporting Persons purchased the Shares owned by each of them for purposes of investment and for the purposes otherwise specified hereinbelow in this Item 4. Subject to applicable legal and contractual requirements, and depending upon their respective evaluations of the Company's business and prospects, future developments, market conditions and other factors, any of the Reporting Persons may, from time to time, purchase additional Shares or sell or cause to be sold, all or a portion of these Shares for which the Reporting Person exercises voting or dispositive power, either in open market or privately negotiated transactions or otherwise.

      Subject to the foregoing, the Reporting Persons have no plans or proposals which relate to Items 4(a) through (j) of Schedule 13D except as follows:

          (a)-(c) Pursuant to the terms of a Settlement Agreement (the "Settlement Agreement") dated as of March 24, 1998 (the "Effective Date") by and among the Company, on the one hand, and all of the Reporting Persons, other than National and the Trust, on the other hand (collectively, the "HealthMed Parties"), each of the HealthMed Parties agreed, among other things, that they would not engage in any of the following activities at any time on or prior to the Company's annual meeting of shareholders in 2001:

              (I) acquire, offer to acquire or agree to acquire additional securities issued by the Company or any of its direct or indirect subsidiaries, including Shares and any other debt or equity securities of the Company or any direct or indirect subsidiaries that are outstanding as of the Effective Date or may thereafter be issued ("LIDAK Securities"), other than LIDAK Securities that such person beneficially owns as of the Effective Date, or encourage any person to acquire, or advise any person with respect to the acquisition or proposed acquisition of LIDAK Securities other than attempts to dispose of such aforementioned LIDAK Securities that such person beneficially owns as of the Effective Date. The above prohibitions do not apply to (A) acquisitions resulting from stock splits, reverse stocks splits or other reclassifications affecting outstanding LIDAK Securities or stock dividends or other pro rata distributions by the Company, (B) Messrs. Rutland, Hennessy and Raubenheimer; (C) HealthMed, Inc. if the Company approves a financing proposal by HealthMed, Inc.; (D) the ability of HealthMed, Inc. to acquire additional LIDAK Securities to maintain its percentage ownership interest in the Company and (E) the ability of HealthMed, Inc. to acquire shares pursuant to the Purchase Rights Agreement (as hereinafter defined);

              (II) sell or otherwise convey (either singly or collectively) more than 5% of the Company's then current outstanding securities to a single person or group unless such person or group agrees in writing to be bound by the provisions of the Settlement Agreement;

              (III) deposit any LIDAK Securities in a voting trust or subject them to a voting agreement or other agreement or arrangement of similar effect; and

              (IV) engage in, or offer, agree or propose to engage in any business combination involving the Company, including without limitation an acquisition, merger, sign-off, consolidation, tender offer, share exchange or exchange offer (collectively, a "Transaction"); or arrange, or in any way participate in any financing for any Transaction or for the purchase by any person of any LIDAK Securities or any assets of the Company; PROVIDED, HOWEVER, that the above provision does not prevent any of the HealthMed Parties from making nonpublicly disclosed financing or investment proposals to the Company's Board of Directors or tendering LIDAK Securities beneficially owned by such person to any person who may make a tender offer for all outstanding LIDAK Securities of such class.

          (d) and (g) Pursuant to the terms of the Settlement Agreement, the Company agreed to nominate Edward L. Hennessy, Jr. and George P. Rutland to its Board of Directors at the Company's 1998 Annual Shareholders Meeting (the "Annual Meeting"). In addition, the Company agreed to appoint a search committee (the "Search Committee") consisting of Ken Olson (or his nominee) and George P. Rutland to identify and recruit within 20 calendar days from the Effective Date, three independent directors (each, an "Independent Nominee") willing to join the Company's Board of Directors, at least one of whom has significant experience within the pharmaceutical industry.

     Further, the Company has agreed to submit for action at the Company's Annual Meeting the following proposals:

          (I) the adoption of an amendment to Article III of the Company's Bylaws expanding the authorized number of directors to a minimum of 5 and maximum of 9.

          (II) the adoption of an amendment to Article III of the Company's Bylaws creating three classes of directors, with Class I serving an initial term until the 1999 Annual Meeting, Class II serving an initial term until the 2000 Annual Meeting and Class III serving an initial term until the 2001 Annual Meeting with the initial terms for all classes to be followed by full three year terms for each such class.

          (III) the reconstitution of the existing Board of Directors and the election of the following persons, as necessary, into the following Classes:

              Class I: David H. Katz; 1 incumbent director; and 1 Independent Nominee;

              Class II:   Edward L. Hennessy, Jr.; 1 incumbent director; and 1
                          Independent Nominee;

              Class III:  George P. Rutland; 1 incumbent director; and 1
                          Independent Nominee.

     Pursuant to the Settlement Agreement the parties thereto also agreed to vote all Shares beneficially owned by them or as to which they have the right to vote in favor of the bylaw amendments and board nominees referred to above. In addition, the HealthMed Parties have agreed to withdraw the Proxy Statement previously filed by them immediately upon the filing by the Company of its Supplemental Proxy.

          (e) On January 13, 1998, HealthMed, Inc. submitted a financing proposal to the Company. On March 3, 1998, as a result of the Company's unwillingness to seriously pursue such proposal, HealthMed, Inc. withdrew its proposal.

          (f)  Not Applicable.

          (h)  Not Applicable.

          (i)  Not Applicable.

          (j)  Not Applicable.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) HealthMed, Inc. is the direct beneficial owner of 443,400 Shares. Further, HealthMed, Inc. has voting power over an additional 1,034,603 Shares pursuant to the terms of Voting Trust Agreements with Dr. Katz and MBI (see below). Further, HealthMed, Inc. has the right to acquire between 709,380 and 722,421 Shares from Dr. Katz pursuant to the terms of the Purchase Rights Agreement (as hereinafter defined). (For purposes hereof, as described hereinbelow, HealthMed, Inc. is utilizing the 722,421 Shares in calculating its beneficial ownership). Accordingly, HealthMed, Inc. may be deemed to beneficially own approximately 2,200,424 Shares (the "HealthMed Shares") (utilizing 722,421 Shares), representing approximately 5.4% of the Shares outstanding. Mr. Stein, as president, chief executive officer and a director of HealthMed, Inc. may be deemed to be beneficial owner of the HealthMed Shares, although he disclaims beneficial ownership of such shares. National, as the sole shareholder of HealthMed, Inc. may be deemed to be beneficial owner of the HealthMed Shares, although it disclaims beneficial ownership of such shares. The Trust, as the sole shareholder of National, may be deemed to be beneficial owner of the HealthMed Shares, although it disclaims beneficial ownership of such shares. Moreover, HealthMed, Inc. may be deemed to have an interest in the following (i) 1,918,400 shares (according to the Purchase Rights Agreement, or 1,877,000 according to information subsequently provided by, or on behalf of, Dr. Katz) issuable to Dr. Katz upon the exercise of currently exercisable stock options for which HealthMed, Inc. will have the right to vote pursuant to the Katz Voting Trust Agreement (as hereinafter defined), (ii) 386,190 shares issuable to Dr. Katz upon the exercise of Class D warrants that are currently exercisable for which HealthMed, Inc. will have the right to vote pursuant to the Katz Voting Trust Agreement; and (iii) 375,000 shares of Class B Common Stock issuable upon exercise of currently exercisable stock options (which automatically convert into 375,000 shares of Class A Common Stock among, other things, any transfer of such shares) for which HealthMed, Inc. will have the right to vote pursuant to the Katz Voting Trust Agreement. HealthMed, Inc. is not currently deemed to be the beneficial owner of such shares because HealthMed, Inc. has no control over whether Dr. Katz will exercise the above-described options and warrants. However, if Dr. Katz does exercise such options and warrants, HealthMed, Inc. will be deemed to be the beneficial owner of such shares.

          The percentage of Shares outstanding reported as beneficially owned by HealthMed, Inc. on the date hereof is based upon information contained in the Company's definitive Proxy Statement dated March 13, 1998 so that HealthMed, Inc.'s information is that the total shares of Class A Common Stock issued and outstanding as of February 20, 1998 was 39,805,850 shares of Class A Common Stock. The calculation as to percentage ownership gives effect to (i) the automatic conversion of the 234,000 shares of Class B Common Stock of the Company into 234,000 Shares of Class A Common Stock upon the transfer of such Shares as required by the Company's Restated Articles of Incorporation (the "Articles") and (ii) the exercise by Dr. Katz of options to acquire up to 1,918,400 shares of Class A Common Stock and 375,000 shares of Class B Common Stock, aggregating 2,293,400, HealthMed, Inc.'s right to acquire 31.5% of such shares representing an aggregate of 591,255 shares of Class A Common Stock and 118,125 shares of Class B Common Stock, aggregating 722,421 Shares and the automatic conversion of the 118,125 shares of Class B Common Stock into 118,125 shares of Class A Common Stock, and results, for purposes of calculating the percent of class owned by HealthMed, Inc., in there being 40,762,271 shares of Class A Common Stock issued and outstanding.

          Mr. Hennessy is the beneficial owner of 50,000 Shares. Mr. Hennessy has sole voting and investment power over all such Shares. Accordingly, Mr. Hennessy may be deemed to beneficially own approximately 0.1% of the Shares outstanding.

          Mr. Raubenheimer is the beneficial owner of 618,702 Shares. Mr. Raubenheimer has sole voting and investment power over 144,134 Shares. Mr. Raubenheimer's wife is the beneficial owner of 367,900 Shares. Mr. Raubenheimer disclaims beneficial ownership of such shares. Further, Mr. Raubenheimer is the beneficial owner of Class D warrants exercisable into 106,668 Shares. Accordingly, Mr. Raubenheimer may be deemed to beneficially own approximately 1.6% of the Shares outstanding.

          Mr. Rutland is the beneficial owner of 100,000 Shares, of which he has sole voting and investment power over 88,000 shares and shared voting and investment power, with his wife, over 12,000 Shares. Accordingly, Mr. Rutland may be deemed to beneficially own approximately 0.2% of the Shares outstanding.

          The percentage of Shares outstanding reported as beneficially owned by Messrs. Raubenheimer and Rutland on the date hereof is based upon the Company's Form 10-K for the Fiscal Year Ended September 30, 1997 which reported that the total shares of Class A Common Stock issued and outstanding as of December 29, 1997 was 38,742,511 Shares. The calculation as to percentage ownership for Mr. Raubenheimer gives effect to the exercise by Mr. Raubenheimer of the Class D warrants owned to him.

          As described in detail in response to Item 6, below, the Reporting Persons may be regarded as a group and that group may be deemed to have acquired beneficial ownership for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all Shares beneficially owned by the Reporting Persons.

          (b) HealthMed, Inc. has sole voting and dispositive power with respect to the 443,400 Shares of Class A Common Stock purchased pursuant to the Katz Stock Purchase Agreement and the MBI Stock Purchase Agreement.

          Pursuant to the terms of a Voting Trust Agreement dated January 12, 1998 by and between Dr. Katz and HealthMed, Inc. (the "Katz Voting Trust Agreement"), Dr. Katz transferred 718,903 shares of Class A Common Stock and 163,800 shares of Class B Common Stock (which automatically converted into 163,800 shares of Class A Common Stock) into a voting trust with HealthMed, Inc. HealthMed, Inc. is the trustee of such voting trust and has the sole power to vote the 1,034,603 Shares transferred into such voting trust. The term of the Katz Voting Trust Agreement is ten (10) years. Under the terms of the Katz Voting Trust Agreement, Dr. Katz has retained the power to dispose of all of the Shares held in such trust; PROVIDED, HOWEVER, Dr. Katz may not dispose of more than twenty percent (20%) of such Shares within any thirty (30) day period. Further, pursuant to the Katz Voting Trust Agreement, Dr. Katz is obligated to transfer into such voting trust other or additional Shares that are issued by the Company to Dr. Katz, including, without limitation, through the exercise of stock options or warrants (including the stock options and warrants described in Item 5(a) above).

          Pursuant to the terms of a Voting Trust Agreement dated January 12, 1998 by and between MBI and HealthMed, Inc. (the "MBI Voting Trust Agreement"), MBI transferred 151,900 Shares of Class A Common Stock into a voting trust with HealthMed, Inc. HealthMed, Inc. is the trustee of such voting trust and has the sole power to vote the 151,900 Shares of Class A Common Stock transferred into such voting trust. The term of the MBI Voting Trust Agreement is ten (10) years. Under the terms of the MBI Voting Trust Agreement, MBI has retained the power to dispose of all of the Shares held in such trust; PROVIDED, HOWEVER, MBI may not dispose of more than twenty percent (20%) of such Shares within any thirty (30) day period. Further, pursuant to the MBI Voting Trust Agreement, MBI is obligated to transfer into such voting trust other or additional shares that are issued by the Company to MBI, including, without limitation, through the exercise of stock options or warrants. Dr. Katz may be deemed to be the beneficial owner of the 151,900 shares of Class A Common Stock transferred into this voting trust.

          Dr. Katz and HealthMed, Inc. have also entered into a Purchase Rights Agreement (the "Purchase Rights Agreement") dated January 12, 1998 pursuant to which Dr. Katz has granted to HealthMed, Inc. the irrevocable right to receive either (i) 31.5% of the shares received by Dr. Katz upon the exercise of his stock options (the "Options") to purchase 1,918,400 shares of Class A Common Stock and 375,000 shares of Class B Common Stock or (ii) 31.5% of the net proceeds from the sale of the shares received upon exercise of the Options. The Purchase Rights Agreement expires on June 21, 2007. The Options are exercisable within 60 days. Accordingly, HealthMed, Inc. may be deemed to beneficially own 722,421 shares of Class A Common Stock.

          (c) Edward L. Hennessy, Jr. purchased 50,000 Shares in the open market on March 18, 1998. Mr. Hennessy paid an aggregate of $97,882.98 (inclusive of commissions) for such Shares or approximately $1.96 per Share. Such purchase was effected in the open market on the NASDAQ National Market System through a broker.

          (d) Pursuant to the terms of the Purchase Rights Agreement, Dr. Katz has the right to exercise the Options, to sell the shares of stock received upon such exercise and either (i) to retain 68.5% of the net proceeds from the sale of such shares or (ii) to retain 68.5% of the shares received upon exercise of the Options.

          (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The discussion contained in each of Item 3, Item 4, Item 5(a) and Item 5(b) of this Schedule 13D is hereby incorporated herein by this reference.

          On March 6, 1998, the Reporting Persons (other than Mr. Hennessy) orally agreed to act together with respect to the Shares as and to the extent set forth below. Pursuant to the Settlement Agreement, Mr. Hennessy may also be deemed to act together with the other Reporting Persons with respect to the Shares beneficially owned by him. Moreover, pursuant to the terms of a Joint Filing Agreement, the Reporting Persons have agreed to the joint filing of this Statement on Schedule 13D (including any and all amendments) with respect to the Shares. A copy of the Joint Filing Agreement is attached hereto as Exhibit 10. Consequently, the Reporting Persons may be regarded as a group and that group may be deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all Shares owned by any of the Reporting Persons.

          Except as set forth in Item 5(a) and Item 5(b) of this Schedule 13D, HealthMed, Inc. has no power to vote or direct the voting of, nor any power to dispose of or direct the disposition of, the Shares owned by any other Reporting Person. Consequently, HealthMed, Inc. disclaims any beneficial interest in the Shares owned by any other Reporting Person.

          Except as set forth in Item 5(a) and Item 5(b) of this Schedule 13D, neither Mr. Stein, National or the Trust has the power to vote or direct the voting of, nor any power to dispose of or direct the disposition of, the Shares owned by any other Reporting Person. Consequently, each of Mr. Stein, National and the Trust disclaims any beneficial interest in the Shares owned by any other Reporting Person.

          Mr. Hennessy has no power to vote or direct the voting of, nor any power to dispose of or direct the disposition of, the Shares owned by any other Reporting Person. Consequently, Mr. Hennessy disclaims any beneficial interest in the Shares owned by any other Reporting Person.

          Mr. Raubenheimer has no power to vote or direct the voting of, nor any power to dispose of or direct the disposition of the Shares owned by any other Reporting Person. Consequently, Mr. Raubenheimer disclaims any beneficial interest in the Shares owned by any other Reporting Person.

          Mr. Rutland has no power to vote or direct the voting of, nor any power to dispose of or direct the disposition of, the Shares owned by any other Reporting Person. Consequently, Mr. Rutland disclaims any beneficial interest in the Shares owned by any other Reporting Person.

          Pursuant to the Settlement Agreement, the Company has agreed to reimburse HealthMed, Inc. for certain third party expenses, not to exceed $150,000, in connection with the proxy statement previously filed by the Reporting Persons.

          As previously reported in earlier filings, and referred to herein, HealthMed Inc. entered into various agreements with Dr. Katz and MBI on January 12, 1998 regarding purchase of shares and voting trust. It has come to HealthMed's attention that Dr. Katz has asserted that the purpose of those agreements was to induce HealthMed, Inc. to invest $130 million dollars into Lidak. Said statement of purpose is erroneous, and is nowhere reflected in the written documents which created the purchase and sale and the voting trust. It is also contrary to the facts surrounding the entering into of these agreements. Dr. Katz is not a Reporting Person pursuant to this
Schedule 13D, and is not a member of any group with HealthMed, Inc. except as evidenced by the written agreements of January 12, 1998.

          Except as set forth above, the Reporting Persons disclaim the existence of any group, in which any of them may be deemed to be a member, relative to the ownership of any securities of the Company. Moreover, except as set forth in this Schedule 13D (particularly in response to Item 4, which discussion is hereby incorporated herein by this reference), none of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with any other person with respect to any securities of the Company, including without limitation, transfer or voting of any securities of the Company; finder's fees; joint ventures; loan or option arrangements; puts or calls; guarantees of profits; divisions of profits or losses; or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 10: Joint Filing Agreement among the Reporting Persons pursuant to Rule 3d-1(f)(1)(iii).

      Exhibit 11:    Settlement Agreement

      Exhibit 12:    Press Release

                                       ANNEX I



      The name and principal occupation and employment of each executive officer and director of HealthMed, Inc., each person controlling HealthMed, Inc. and each executive officer and director of each person controlling
HealthMed, Inc. is set forth below.   The address of each such person is c/o
HealthMed, Inc., 8306 Wilshire Boulevard, Suite 7056, Beverly Hills, California 90211. Each person listed below is a citizen of the United States of America.

      The executive officers and directors of HealthMed, Inc. are as follows:


Name                               Present Principal Occupation and Employer
-----                              -----------------------------------------
Mitchell J. Stein (1)              President, Chief Executive Officer, Chief
                                   Financial Officer, Secretary and Director

T. Daniel Neveau                   Vice President-Development and Director


      The outstanding capital stock of HealthMed, Inc. is held by National Trust Properties, Inc., an Arizona corporation ("National"). The executive officers and directors of National are as follows:

Name                               Present Principal Occupation and Employer
-----                              -----------------------------------------

Mitchell J. Stein (1)              President, Secretary and Director

Tracey Hampton                     Chief Financial Officer

Dennis Hawk (1)                    Director


      The outstanding capital stock of National is owned by The Trammel Trust (the "Trust") which was formed in the State of California on January 16, 1998. The sole trustee of the Trust is Emanuel Barling, Jr.

----------------------------

(1) Messrs. Stein and Hawk are also partners in the law firm of Stein, Perlman & Hawk which is located at 9000 Sunset Boulevard, Suite 500, Los Angeles, California 90069.

                                      SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 1998



                                       HEALTHMED, INC.



                                       By:  /s/ Mitchell J. Stein
                                            ---------------------------------
                                             Name: Mitchell J. Stein
                                             Title: President

                                      SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 1998



                                       NATIONAL TRUST PROPERTIES, INC.



                                       By:  /s/ Mitchell J. Stein
                                            ---------------------------------
                                             Name: Mitchell J. Stein
                                             Title: President

                                      SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 1998



                                       THE TRAMMEL TRUST



                                       By:  /s/ Emanuel Barling, Jr.
                                            ---------------------------------
                                             Name: Emanuel Barling, Jr.
                                             Title: Trustee

                                      SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 1998




                                       /s/ Mitchell J. Stein
                                       ----------------------------------------
                                       Mitchell J. Stein

                                      SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 1998




                                       /s/ Edward L. Hennessy, Jr.
                                       ----------------------------------------
                                       Edward L. Hennessy, Jr.

                                      SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 1998







                                       /s/ Wallace O. Raubenheimer
                                       ----------------------------------------
                                       Wallace O. Raubenheimer

                                      SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 1998







                                       /s/ George P. Rutland
                                       ----------------------------------------
                                       George P. Rutland